Exhibit 4.3

PROLOGIS YEN FINANCE LLC

Officers’ Certificate

June 29, 2021

The undersigned officers of Prologis Yen Finance LLC (the “Company”), acting pursuant to the written consents of Prologis, Inc., its ultimate parent, on April 29, 2021 and June 22, 2021, hereby establish a series of debt securities by means of this Officers’ Certificate in accordance with the Indenture, dated as of September 25, 2018 (the “Base Indenture,” and as supplemented by the First Supplemental Indenture thereto, the “Indenture”), among the Company, Prologis, L.P., as parent guarantor, and U.S. Bank National Association, as trustee (the “Trustee”). Capitalized terms used but not defined in this Officers’ Certificate shall have the meanings ascribed to them in the Indenture.

0.564% Notes due 2031

1.            The series shall be entitled the “0.564% Notes due 2031” (the “Notes”) and shall be a series of Yen Notes as defined in the First Supplemental Indenture.

2.            The Notes initially shall be limited to an aggregate principal amount of ¥11,700,000,000 (except in each case for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of or within the Series pursuant to Section 304, 305, 306, 906, 1107 or 1305 of the Base Indenture); provided, the Company may increase such aggregate principal amount upon the action of the Board of Directors to do so from time to time.

3.            The Notes shall bear interest at the rate of 0.564% per annum. The aggregate principal amount of the Notes is payable at maturity on June 27, 2031. The interest on this Series shall accrue from and including June 29, 2021 or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for. Interest on the Notes shall be payable semi-annually in arrears on June 29 and December 29 of each year (each an “Interest Payment Date”), commencing on December 29, 2021. Interest shall be paid to persons in whose names the Notes are registered on the June 14 or the December 14, as the case may be, preceding the Interest Payment Date, whether or not a Yen Business Day (each a “Regular Record Date”).

4.            The Notes may be surrendered for registration of transfer or exchange and notices or demands to or upon the Company in respect of the Notes and the Indenture may be served at the Corporate Trust Office of the Paying Agent, located at 111 Fillmore Ave. East, St. Paul, Minnesota 55107. The principal of the Notes payable at maturity or upon earlier redemption shall be paid against presentation and surrender of the Notes at the Corporate Trust Office of the Paying Agent.

5.            If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after June 23, 2021, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become or there is a substantial probability that the Company will become obligated to pay Additional Amounts with respect to the Notes, then the Notes may be redeemed at the option of the Company, in whole, but not in part, at a redemption price (the “Tax Redemption Price”) equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the Redemption Date. Notice of any redemption shall be transmitted to Holders not more than 60 nor less than 15 days prior to the Redemption Date.

If notice of redemption has been given as provided in the Base Indenture and the preceding paragraph, and funds for the redemption of any Notes called for redemption shall have been made available on the Redemption Date referred to in such notice, such Notes shall cease to bear interest on the Redemption Date and the only right of the Holders of the Notes from and after the Redemption Date shall be to receive payment of the Tax Redemption Price upon surrender of such Notes in accordance with such notice.

6.            On or after March 27, 2031 (the “Par Call Date”), the Notes may be redeemed in whole at any time or in part from time to time at the option of the Company at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date. Notice of redemption will be mailed not more than 60 nor less than 15 days prior to the date fixed for redemption to each Holder to be redeemed at its registered address.

The notice of redemption will state, among other things, the amount of the Notes to be redeemed, the Redemption Date, the Redemption Price and the place or places that payment will be made upon presentation and surrender of the Notes to be redeemed. Unless the Company defaults in payment of the Redemption Price, interest shall cease to accrue on the Notes on the Redemption Date

If less than all of the Notes are to be redeemed at the Company’s option, the Company will notify the Trustee at least 45 days prior to the Redemption Date, or any shorter period as may be satisfactory to the Trustee, of the aggregate principal amount of the Notes to be redeemed and the Redemption Date. The Trustee will select, in accordance with the rules and procedures of Euroclear and Clearstream (or their respective successors), the Notes to be redeemed. The Notes may be redeemed in part in the minimum authorized denomination for the Notes or in any integral multiple of such amount.

7.            All payments in respect of the Notes shall be made by or on behalf of the Company without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, the Company shall, subject to certain exceptions provided for herein, pay to a holder who is not a United States person such additional amounts (the “Additional Amounts”) on the Notes as are necessary in order that the net payment by the Company or the Paying Agent of the principal of, and premium or Redemption Price, if any, and interest on, the Notes to such holder, after such withholding or deduction, shall not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay Additional Amounts shall not apply:

(i)            to any tax, assessment or other governmental charge that would not have been imposed but for the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a)            being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States or having or having had a qualified business unit which has the U.S. Dollar as its functional currency;

(b)            having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the Notes, the receipt of any payment or the enforcement of any rights thereunder) or being considered as having such relationship, including being or having been a citizen or resident of the United States;

(c)            being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a foreign personal holding company that has accumulated earnings to avoid United States federal income tax;

(d)            being or having been an owner of a 10% or greater interest in the capital or profits of Prologis, L.P. within the meaning of Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision; or

(e)            being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

(ii)            to any Holder that is not the sole beneficial owner of the Notes, or a portion of the Notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an Additional Amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(iii)            to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the Holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(iv)            to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

(v)            to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(vi)            to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;

(vii)            to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by at least one other paying agent;

(viii)            to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the Holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(ix)            to any withholding or deduction that is imposed on a payment pursuant to Sections 1471 through 1474 of the Code and related Treasury regulations, pronouncements relating thereto or official interpretations thereof or any successor provisions, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any applicable intergovernmental agreement entered into between the United States and any other governmental authority in connection with the implementation of the foregoing and any regulations or official law, agreement or interpretations thereof implementing an intergovernmental approach thereto; or

(x)            in the case of any combination of items (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Notes. Except as specifically provided under this Paragraph 7, the Company shall not be required to make any payment for any tax, duty, assessment or governmental charge of whatever nature imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

8.            The Notes shall not provide for any sinking fund or analogous provision. None of the Notes shall be redeemable at the option of the Holder.

9.            The Notes shall be issuable in registered form in the form set out in Exhibit A of the First Supplemental Indenture without coupons in minimum denominations of ¥100,000,000 and any integral multiple of ¥10,000,000 in excess thereof.

10.           The principal amount of, and the Tax Redemption Price, if any, on, the Notes shall be payable upon declaration of acceleration pursuant to Section 502 of the Base Indenture.

11.            The Notes shall be denominated in and principal of or interest on the Notes (or Tax Redemption Price, if applicable) shall be payable in yen. If the yen is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control, then all payments in respect of the Notes shall be made in U.S. Dollars until the yen is again available to the Company. In such circumstances, the amount payable on any date in yen shall be converted into U.S. Dollars at the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date or, if the Board of Governors of the Federal Reserve System has not announced a rate of conversion, on the basis of the most recent U.S. Dollar/yen exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date or, in the event The Wall Street Journal has not published such exchange rate, the rate shall be determined in the Company’s sole discretion on the basis of the most recently available market exchange rate for yen. Any payment in respect of the Notes so made in U.S. Dollars shall not constitute an Event of Default. Neither the Trustee nor the Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.

12.            Except as provided in Paragraphs 3 and 5 of this Officers’ Certificate, the amount of payments of principal of or interest on the Notes (or Tax Redemption Price, if applicable) shall not be determined with reference to an index or formula.

13.            Except as set forth herein, in the Indenture or in the Notes, none of the principal of or interest on the Notes (or Tax Redemption Price, if applicable) shall be payable at the election of the Company or a Holder thereof in a currency or currencies, currency unit or units or composite currency or currencies other than that in which the Notes are denominated or stated to be payable.

14.            Except as set forth in the Indenture or the Trust Indenture Act, the Notes shall not contain any provisions granting special rights to the Holders of Notes upon the occurrence of specified events.

15.            The Notes shall not contain any deletions from, modifications of or additions to the Events of Default or covenants of the Company contained in the Indenture.

16.            Except as set forth herein, in the Indenture or in the Notes, the Notes shall not be issued in the form of bearer Securities or temporary global Securities.

17.            Sections 1402 and 1403 of the Base Indenture shall be applicable to the Notes.

18.            The Notes shall not be issued upon the exercise of debt warrants.

19.            Article Sixteen of the Base Indenture shall be applicable to the Notes.

20.            The other terms and conditions of the Notes shall be substantially as set forth in the Indenture, in the Prospectus dated March 24, 2020 and the Prospectus Supplement dated June 23, 2021 relating to the Notes.

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IN WITNESS WHEREOF, the undersigned have executed this Officers’ Certificate on the date first written above.

By:
Name: Michael T. Blair Title: Assistant Secretary and Managing Director, Deputy General Counsel

By:
Name: Jessica Polgar
Title: Assistant Secretary

[Signature Page to Officers’ Certificate – 0.564% Notes due 2031]